Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor				Successor
	Year Ended December 31,			Six Months Ended July 1, 2009	Six Months Ended December 31, 2009	Year Ended December 31, 2010
	2006	2007	2008
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income (loss) of equity investees	$(197,354)	$15,933	$(16,721)	$459,864	$1,045	$(19,432)
Add: Fixed charges	61,078	67,305	59,998	16,747	20,705	42,722
Add: Distributed income of equity investees	—	—	—	—	—	—
Less: Equity investment	—	—	—	—	—	—

Total earnings before fixed charges	$(136,276)	$83,238	$43,277	$476,611	$21,750	$23,290

Fixed charges:
Interest expense	$53,920	$60,709	$53,971	$14,093	$17,278	$35,490
Accretion (amortization)on debt discount/premium, net	1,732	449	(583)	(189)	3	183
Estimated interest component of rent expense	5,426	6,147	6,610	2,843	3,424	7,049

Total fixed charges	$61,078	$67,305	$59,998	$16,747	$20,705	$42,722

Ratio of earnings to fixed charges(1)	<1	1.01	<1	28.46	1.05	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.